P.E.
12/21/2012

NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549




13000325

February 8, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/8/13

John A. Berry
Abbott Laboratories
john.berry@abbott.com

Re: Abbott Laboratories
Incoming letter dated December 21, 2012

Dear Mr. Berry:

This is in response to your letters dated December 21, 2012 and February 6, 2013 concerning the shareholder proposal submitted to Abbott by the Marco Consulting Group Trust I. We also have received letters from the proponent dated January 10, 2013 and February 7, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Maureen O'Brien
The Marco Consulting Group
obrien@marcoconsulting.com

February 8, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abbott Laboratories
Incoming letter dated December 21, 2012

The first proposal asks the board to adopt a policy that in the event of a change in control, there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis, with "such qualifications for an award as the Committee may determine." The first proposal also provides that "the details of any pro rata award" are "to be determined by the Committee." The second proposal relates to executive compensation.

We are unable to concur in your view that Abbott may exclude the first proposal under rule 14a-8(i)(3). We are unable to conclude that the first proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor Abbott in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In addition, we are unable to conclude that you have demonstrated objectively that the first proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Abbott may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Abbott may exclude the first proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Abbott's policies, practices, and procedures do not compare favorably with the guidelines of the first proposal and that Abbott has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Abbott may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(10).

There appears to be some basis for your view that Abbott may exclude the second proposal under rule 14a-8(e) because Abbott received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Abbott omits the second proposal from its proxy materials in reliance on rule 14a-8(e). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Abbott relies.

We note that Abbott did not file its statement of objections to including the second proposal in its definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Abbott's request that the 80-day requirement be waived.

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE MARCO CONSULTING GROUP



February 7, 2013

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to Abbott Laboratories by the Marco Consulting Group Trust I

Ladies and Gentlemen,

By letter dated February 6, 2013, Abbott Laboratories ("Abbott" or the "Company") submitted a supplemental letter to restate its request that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if Abbott omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Marco Consulting Group Trust I ("MCG" or the "Proponent").

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to Abbott.

The Proponent has not submitted a revised shareholder proposal to the Company for its approval or rejection as asserted in Abbott's supplemental letter. MCG has offered to make minor adjustments to the Proposal if the SEC thought it useful for shareholders and the Company, which is in accord with standard practice and Section E of Staff Legal Bulletin No. 14, dated July 13, 2001. As MCG's original letter noted, the Proponent does not believe the adjustments are necessary. The offer to adjust language was intended to make the Proposal and Company opposition statement more clear. In lieu of adjustments to the Proposal, the Company can use the opposition statement to explain that it changed the terms of its change in control provisions after the Proposal was filed.

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871

The Proponent's offer to amend the Proposal does not constitute the filing of a revised shareholder proposal. When MCG filed the Proposal prior to the Nov. 15 deadline, the Proposal accurately noted that Abbott had "single trigger" and "modified single trigger" mechanisms for the eligibility of equity awards in a change in control. On Nov. 30, 15 days after the filing deadline, Abbott filed a Form 8-K to announce it removed the "modified single trigger." Then the Company submitted a request to the Staff for no action relief on Dec. 21 and revealed it is considering further changes and "expects to use a double trigger provision for executive equity awards." The Proponent does not have the ability to divine that the single and modified single triggers that were in place at the time of the filing would be removed in the future. For the sake of clarity, MCG offered to amend the Proposal to reflect those changes the Company made and those under consideration.

The other minor change MCG offered to make is to replace the term "senior executive" with "named executive officer." Again, this change is offered as a courtesy to the Staff and is not deemed necessary by the Proponent since the Proposal makes clear that it covers named executive officers as defined under Item 402 of Regulation S-K. The Resolved clause of the Proposal explicitly narrows the scope of the request to equity grants that fall within the scope of Item 402 of Regulation S-K, which covers named executive officers. The Resolved clause states, "For purposes of this Policy, "equity award" means any award granted under an equity incentive plan as defined in **Item 402 of the SEC's Regulation S-K**, which address executive compensation." (Emphasis supplied.)

The Supporting Statement of the Proposal also directly refers to the five named executive officers as listed on page 38 of the Company's 2012 Proxy Statement that covers benefits in connection with a change in control. The second paragraph of the Supporting Statement reads:

> According to last year's proxy statement, a change in control at the end of the 2011 fiscal year could have accelerated the vesting of $56 million worth of equity awards to Abbott Laboratories' five senior executives, with the Chairman and CEO, Mr. White, entitled to $26 million.

Surely, shareholders and the Company can recognize that these five executives named in the relevant section of the proxy statement are its named executive officers as defined under Item 402 of Regulation S-K.

As noted in MCG's initial letter, the Staff has generally denied no action requests on the basis that the term "senior executive" is vague. Therefore the willingness to change "senior executive" to "named executive officer" is offered for clarification purposes and not out of necessity.

MCG's offer to make minor changes to the Proposal if the SEC felt it would be useful is a common practice by shareholder proponents and in compliance with Section E of Staff Legal Bulletin No. 14, dated July 13, 2001. The Bulletin states revisions are permitted where Companies request no action relief based on Rule 14a-8(i)(3) under the following circumstances, "If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms."

The Bulletin cited by Abbott in its supplemental letter does not pertain to the circumstances present in this case. Section D.2 of Staff Legal Bulletin No. 14F, dated October 18, 2011 addresses instances where the Proponent submits a revised proposal to the company. In this situation, MCG offered to the Staff that it could make minor changes to the Proposal. The Proponent also is comfortable allowing the Proposal to appear in the proxy statement as originally drafted and allow Abbott to explain the updates to its change in control provisions in the opposition statement.

The Proponent continues to believe the relief sought in Abbott's no action letter should not be granted. If you have any questions, please feel free to contact the undersigned at 312-612-8446 or at obrien@marcoconsulting.com.

Sincerely,



Maureen O'Brien
Assistant Director
Proxy Services

Cc: John A. Berry
Divisional Vice President and
Associate General Counsel
Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

t 847 938 3591
f 847 938 9492
john.berry@abbott.com



February 6, 2013

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted By Marco Consulting Group Trust I

Ladies and Gentlemen:

By letter dated December 21, 2012 ("Abbott's No-Action Request"), Abbott Laboratories ("Abbott" or the "Company") requested confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Marco Consulting Group Trust I (the "Proponent") from the proxy materials for Abbott's 2013 annual shareholders' meeting.

By letter dated January 10, 2013, the Proponent sent a response to Abbott's No-Action Request to the Commission. The Proponent included in this response a revised resolution and supporting statement as Addendum A (collectively, the "Revision"), stating that it was "willing to revise the language" in its original supporting statement and to "adjust the terms if the SEC feels it would be useful." Because the Proponent's response was submitted directly to the Commission, we have not attached a copy to this letter, although we would be happy to provide another copy at your request.

According to Section D.2 of Staff Legal Bulletin No. 14F, dated October 18, 2011("SLB 14F"):

> If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j).

Abbott does not accept the Revision.

As disclosed in Abbott's 2012 proxy statement, the deadline for shareholder proposals to be included in Abbott's 2013 proxy statement was November 15, 2012. The Revision was submitted on January 10, 2013, after the deadline had passed.

To the extent that the Revision constitutes a second proposal for the purposes of SLB 14F, Abbott plans to exclude the Revision pursuant to Rule 14a-8(e) because the Revision was submitted after the deadline for submitting shareholder proposals for Abbott's 2013 proxy statement. This letter constitutes the notice of exclusion contemplated by SLB 14F.


Abbott
A Promise for Life



Abbott reaffirms the arguments made in the Abbott No-Action Request, without repeating them here, which also generally apply to the Revision.

As stated in Abbott's No-Action Request, Abbott expects to file its definitive proxy materials with the Commission on or about March 15, 2013. Abbott's deadline, therefore, for submitting no-action requests was December 25, 2012. The Revision, however, was not only received after the deadline for Abbott's shareholder proposals, but also after Abbott's deadline for submitting no-action requests. Therefore, as permitted by Rule 14a-8(j), we ask that you waive the requirement that the notice of intent to exclude the Revision be submitted 80 calendar days before the date of Abbott's anticipated definitive proxy filing.

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Revision is omitted from Abbott's 2013 proxy materials.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Revision from our 2013 proxy materials, please contact me by phone at 847.938.3591 or via e-mail at John.Berry@abbott.com, or Jessica Paik by phone at 847.937.5550 or via email at Jessica.Paik@abbott.com. We may also be reached by facsimile at 847.938.9492. We would appreciate it if you would send your response to us via email or by facsimile. The Proponent may be reached by phone at 312.612.8452 or 312.612.8446.

Very truly yours,

John A. Berry

John A. Berry
Abbott Laboratories
Divisional Vice President,
Associate General Counsel,
and Assistant Secretary

cc: Greg A. Kinczewski
Vice President/General Counsel
Marco Consulting Group Trust
550 W. Washington Blvd, Suite 900
Chicago, IL 60661-2703
kinczewski@marcoconsulting.com

Maureen O'Brien
Assistant Director, Proxy Services
550 W. Washington Blvd. Suite 900
Chicago, IL 60661-2703
obrien@marcoconsulting.com

THE MARCO
CONSULTING
GROUP



January 10, 2013

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to Abbott Laboratories by the Marco Consulting Group Trust I

Ladies and Gentlemen,

By letter dated December 21, 2012, Abbott Laboratories ("Abbott" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if Abbott omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Marco Consulting Group Trust I (the "Proponent").

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to Abbott.

The Proposal requests that Abbott adopt a policy that the company will not automatically accelerate the vesting of equity awards in the event of a change in control, and instead allow equity to vest on a partial or pro rata basis.

Abbott claims that it may exclude the Proposal in reliance on (i) Rule 14a-8(i)(10) because it has been substantially implemented and (ii) Rule 14a-8(i)(3) and Rule 14a-9 because it is materially false and misleading. The Proponent disputes Abbott's arguments for reasons explained below.

(i) The Proposal Has Not Been Substantially Implemented

Abbott explains in its letter that it is preparing revisions to its change in control vesting provisions. It intends to replace a "single trigger" provision, which allows automatic accelerated vesting upon a change in control, with a "double trigger" provision, which requires a termination and a change in control for eligibility for automatically accelerated vesting of equity. The Company puts forth that this change from a single to double trigger vesting provision substantially implements the essential objective of the Proposal. While the Proponent congratulates the Company on its decision to implement a double trigger provision, this development is immaterial to the Proposal.

The essential objective of the Proposal is that when the Company accelerates vesting on equity in connection with a change in control, it does so on a **pro rata basis**. The conditions of the vesting such as whether employment must be terminated are not the subject of the Proposal.

Abbott cites examples of no action requests the SEC granted where the company met the essential objective of the proposal, but in this case the changes raised do not met any objective of the Proposal, rather they are beside the point. In fact, the Proponent has worked with other shareholders to file identical proposals at companies that have double trigger vesting provisions, including at Abercrombie & Fitch and Chesapeake Energy.

(ii) The Proposal is not materially false and misleading

Recent changes in vesting provisions at Abbott

Abbott argues that the Proposal contains statements "that are or will be false and misleading to shareholders" because it intends to implement a double trigger vesting provision into its equity plan and on November 30, 2012 it replaced its prior form of change in control agreement with a new form that does not include any modified single trigger provision. The Proposal refers to the Company's vesting provisions as they were at the time the Proposal was filed and therefore were accurate at that time. The Company's Nov. 30 Form 8-K filing that included the change that eliminated the modified single trigger came fifteen days after the deadline for filing shareholder proposals. However, given the Company's intended and executed revisions, the Proponent is willing to revise the language in the supporting statement. Please refer to addendum A, where the third paragraph of the supporting statement of the Proposal has been revised.

Examples of companies that limit acceleration

Abbott also argues that the Proponent's inclusion of Occidental Petroleum and Dell as examples of companies with pro rata vesting is false and misleading. In practice, both companies limit the automatic accelerated vesting of equity awards and therefore the sentence in the supporting statement of the Proposal is precise, not false and misleading. The supporting statement notes, "Other major corporations, including Apple, Chevron, Dell, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, **have limitations on accelerated vesting of unearned equity**, such as providing pro rata awards or simply forfeiting unearned awards." (Emphasis supplied.)

Occidental Petroleum adopted a policy in 2010 that in the event of a change in control there shall be no acceleration of vesting of any equity award, provided that unvested awards will vest on a pro rata basis. Occidental Petroleum's 2012 proxy statement, page 24, explicitly states, "The 2005 Long-Term Incentive Plan has provisions that, in the event of a change of control of Occidental, require the outstanding awards, including stock options, granted under such plans to become fully vested and exercisable unless the Plan Administrator determines, prior to the occurrence of the event, that benefits will not accelerate. This plan was approved by Occidental's stockholders. Notwithstanding the foregoing, as of 2010, all new grants of equity awards **vest on a pro rata basis** in the event of a change of control and TSR awards vest based on 50% of the maximum number of units that could be paid." (Emphasis supplied.)

In the case of Dell, the company does not have change of control acceleration provisions in its equity plans. Abbott references a sentence from Dell's 2012 proxy statement that provides the compensation committee with authority to issue new awards with provisions for accelerated vesting and exercisability in the event of a change in control. Dell is hardly unique in allowing the board some discretion to adjust existing arrangements in light of extenuating circumstances. This flexibility in policy, however, does not diminish Dell's decision to exclude in its equity plans any provision for the acceleration of equity in a change in control.

Proposal provides vague direction

Abbott's letter shows a misreading of the proposal. The Company states, "The Proposal does not address the treatment of Abbott equity awards upon a change in control, other than the removal of single trigger vesting, and does not specify whether an equity grant, while not accelerated, may be replaced with a new equity award of the successor entity." First, the Proposal does not, in fact, address the removal of single trigger vesting. The Proposal requests that should any equity awards be accelerated in the event of a change in control, the acceleration should occur on a **pro rata** basis. As noted earlier, whether the acceleration is triggered by a single or double event is immaterial to this request. Second, if no acceleration occurs, the Proposal is moot. Therefore, if as Abbott suggests, equity awards are not accelerated and are instead replaced with a new equity award of the successor entity, then the concern raised by the Proposal is no longer applicable.

Proposal uses vague terms

Abbott states that the terms "change in control" and "senior executive" in the Proposal are defined inconclusively. The Proposal references the Company's own definition of a change in control as used in any applicable employment agreement, equity incentive plan or other plan. Abbott argues that the references to sources outside of the Proposal may lead to differing interpretations. The cases Abbott cites: *Bank of America Corporation* (Feb. 2, 2009); *JPMorgan Chase & Co.* (Mar 5, 2010); and *Wellpoint Inc.* (Feb. 24, 2012) refer to **terms from third-party sources**, such as the Council of Institutional Investors, federal regulations and NYSE listing standards. In this case, the definition of "change in control" is **defined by the Company** and since it is the Company that grants acceleration in connection with a change in control, there is no cause for confusion.

Abbott notes the term "senior executive" is also vague. The Staff has generally denied no action requests on the basis that the term "senior executive" is vague. See *Citigroup* (Jan. 12 2013), footnote 9, "The Company recognizes that the Staff has generally not agreed with the argument that terms like "senior executive" render a proposal excludable on vagueness grounds." See also *Mylan* (March 12, 2010) where the Staff denied a no action request on similar grounds. Although the Proponent feels replacing the term "senior executive" with "named executive officers" as defined under Items 401 and 402 of Regulation S-K is not necessary, it is willing to amend the Proposal to adjust the terms if the SEC feels it would be useful. Please refer to the attached revised Proposal in addendum A.

For the foregoing reasons, the Proponent believes that the relief sought in Abbott's no action letter should not be granted. If you have any questions, please feel free to contact the undersigned at 312-612-8446 or at obrien@marcoconsulting.com.

Sincerely,



Maureen O'Brien
Assistant Director, Proxy Services

Cc: John A. Berry
Divisional Vice President and
Associate General Counsel
Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

Addendum A

RESOLVED: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any named executive officer, provided, however, that the board's Compensation Committee (the "Committee") may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the named executive officer's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation and "named executive officer" (or "executive") are those persons covered under Items 401 and 402 of the SEC's Regulation S-K . This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

SUPPORTING STATEMENT

Abbott Laboratories (the "Company") allows executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices may permit windfall awards that have nothing to do with an executive's performance.

According to last year's proxy statement, a change in control at the end of the 2011 fiscal year could have accelerated the vesting of $56 million worth of equity awards to Abbott Laboratories' top five executives, with the Chairman and CEO, Mr. White, entitled to $26 million.

In this regard, we note that the Company's stock programs use a "double trigger" mechanism for equity awards, meaning executives are entitled to receive the accelerated vesting of awards in a change in control only if there is a termination in employment as defined in the plan or agreement.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Committee.

Other major corporations, including Apple, Chevron, Dell, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards.

We urge you to vote FOR this proposal.

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

t 847 938 3591
f 847 938 9492
john.berry@abbott.com



December 21, 2012

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted By Marco Consulting Group Trust I

Ladies and Gentlemen:

On behalf of Abbott Laboratories ("Abbott" or the "Company") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Marco Consulting Group Trust I (the "Proponent") from the proxy materials for Abbott's 2013 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 15, 2013.

A notice on behalf of the Proponent was submitted on November 7, 2012, containing the following proposed resolution for consideration at our 2013 annual shareholders' meeting:

> RESOLVED: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee (the "Committee") may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.
>
> For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

Pursuant to Rule 14a-8(j), I have enclosed a copy of the proposed resolution, together with the supporting statement, as *Exhibit A* (the "Proposal"). I have also enclosed a copy of all relevant correspondence exchanged with the Proponent as *Exhibit B*. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the Proponent of our intention to omit the Proposal from our 2013 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2013 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.



I. The Proposal may be properly omitted from Abbott's proxy materials under Rule 14a-8(i)(10) because it has been substantially implemented.

Rule 14a-8(i)(10) permits a company to omit a proposal from its proxy statement and form of proxy if the company has substantially implemented the proposal. The general policy underlying the substantially implemented basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976).

The focus of the Proposal, and its essential objective, is the elimination of automatic accelerated vesting of equity awards upon a change in control (a "single trigger" provision) and the resulting so-called "windfall awards" to executives. Abbott is currently in the process of changing its equity award vesting rules. The first step in this process was the amendment of the Abbott Laboratories 2009 Incentive Stock Program (the "Plan"), which previously provided for single trigger vesting of equity awards upon a change in control. As amended, the Plan expressly permits single trigger vesting to be superseded by the agreement evidencing the terms and conditions of an award. Abbott is preparing revised change in control vesting provisions for award agreements that are expected to require not only a change in control, but also termination of employment without cause within the two years following the change in control (a "double trigger" provision). While these provisions have not yet been finalized, the Company expects to use a double trigger provision for executive equity awards to be granted in 2013 and future years.

The amendment of the Plan to permit variances from single trigger vesting and Abbott's expected use of double trigger provisions substantially implement the essential objective of the Proposal by eliminating automatic vesting upon a change in control for future equity awards. Although Abbott's revised change in control vesting practices are not identical to the Proposal's requirements, the Staff has consistently found proposals to have been substantially implemented within the scope of Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal. In *Texaco, Inc.* (avail. Mar. 28, 1991) (proposal requesting that the company adopt the "Valdez Principles" regarding environmental matters was substantially implemented by company policies and practices concerning environmental disclosure and compliance review), the Staff noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." See also *Wal-Mart Stores, Inc.* (avail. Mar. 30, 2010) (proposal requesting the board to adopt principles "for national and international action to stop global warming" based on six model principles was substantially implemented by a company climate strategy to reduce the carbon footprints of itself, its suppliers and its consumers and to be actively engaged in public policy dialogue); and *Merck & Co., Inc.* (avail. Mar. 14, 2012) (proposal requesting that the board issue an annual report to shareholders disclosing procedures to ensure proper animal care was substantially implemented by Merck's public disclosures, which included an entire website page devoted to the essential objective of the proposal).

Furthermore, the Staff has previously concluded that a company's actions do not have to be precisely those called for by the proposal so long as the company's actions satisfactorily address the proposal's essential objective. See e.g., *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal requesting the



company to confirm that all current and future U.S. employees were legal workers was substantially implemented because the company had verified that 91% of its domestic workforce were legal workers); and *Talbots Inc.* (avail. Apr. 5, 2002) (proposal requesting the company to commit itself to implementation of a code of conduct based on International Labor Organization human rights standards was substantially implemented where the company had established its own business practice standards). See also *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *Hewlett-Packard Co.* (avail. Dec. 11, 2007); and *Intel Corp.* (avail. Mar. 11, 2003).

The amendment to the Plan will be effective January 1, 2013 and the preparation of double trigger provisions are in process, but we note that the Staff has previously concluded that a proposal's essential objective can be substantially implemented by company actions that begin to enact the proposal, even if the process of enacting the proposal is not yet complete. For example, the Staff has permitted exclusions under Rule 14a-8(i)(10) where the board of directors has approved amendments to the company's certificate of incorporation and represented to the Staff that the amendments would be submitted to the stockholders at the annual meeting. In *MDU Resources Group, Inc.* (avail. Jan. 16, 2010), the Staff permitted a proposal requesting that voting requirements be changed to a simple majority of the votes cast for or against to be excluded under Rule 14a-8(i)(10) where the company represented that it would provide shareholders with the opportunity at its annual meeting to amend the company's certificate of incorporation. Similarly, in *3M Co.* (avail. Feb. 27, 2008), the Staff accepted the company's argument that a proposal to adopt by-law amendments was substantially implemented because, at the recommendation of management, the company's board of directors was "expected to act early next month" on a by-law amendment that would substantially implement the proponent's proposal. Also, in *Starbucks Corporation* (avail. Nov. 27, 2012), the Staff concurred that a simple majority vote shareholder approval was substantially implemented where the Board was scheduled to vote upon a recommendation to approve a by-law amendment at a date after the initial no-action request.

Based on the above, the Proposal should be excluded from Abbott's 2013 proxy materials as substantially implemented in accordance with Rule 14a-8(i)(10).

II. The Proposal may be properly omitted from Abbott's proxy materials under Rule 14a-8(i)(3) and Rule 14a-9 because it is materially false and misleading.

Rule 14a-8(i)(3) permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and form of proxy if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

Unlike the other bases for exclusion under Rule 14a-8, Rule 14a-8(i)(3) explicitly refers to the supporting statement as a basis for exclusion. The 2004 Bulletin states that Rule 14a-8(i)(3) may be used to exclude or modify supporting statements when "the company demonstrates objectively that a factual statement is materially false or misleading" and/or where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal."

The Proposal contains a number of statements that are or will be false and misleading to shareholders. The supporting statement states that Abbott's stock programs use a "single trigger" mechanism for



equity awards such that Abbott executives are entitled to accelerated vesting upon a change in control. However, as discussed above, effective January 1, 2013, the Plan will not be limited to single trigger vesting upon a change in control, and Abbott expects to use double trigger provisions in future equity awards to executive officers. Accordingly, by the time that Abbott's 2013 proxy statement is provided to its shareholders, the supporting statement will contain a materially false and misleading statement that pertains to the Proposal's fundamental purpose. This inaccurate statement could cause shareholders to have an erroneous understanding of the Company's then-current vesting practices, thereby improperly influencing their vote. It also could be misleading to shareholders such that they would not understand what changes to Abbott's practices the Proposal is seeking to implement.

The supporting statement also discusses Abbott's use of what the Proponent refers to as "modified single trigger" basis upon a change in control. This "modified single trigger," however, does not apply to any of Abbott's equity awards at all. It formerly applied to executives' eligibility for severance payments pursuant to change in control agreements which were separate from the Plan. As discussed in the Form 8-K filed by Abbott on November 30, 2012, Abbott recently replaced its prior form of change in control agreement with a new form that does not include any "modified single trigger" feature. This new form of change in control agreement has been executed by Abbott and all of its executive officers. Therefore, not only is the use of the "modified single trigger" in supporting the Proponent's argument irrelevant to the consideration of the subject matter of the Proposal, it is also false and misleading.

Finally, the supporting statement erroneously lists a number of corporations that the Proponent claims have limitations on accelerated vesting, such as providing pro rata awards and forfeiting awards. Included in this list are Dell and Occidental Petroleum. However, Dell's 2012 proxy statement makes clear its compensation committee has full ability to include change of control acceleration provisions in its equity awards, stating: "The Committee has authority under the company's stock plans to issue awards with provisions that accelerate vesting and exercisability in the event of a change in control of Dell and to amend existing awards to provide for such acceleration." Occidental Petroleum's proxy statement discloses that although there is proration and forfeiture with respect to restricted stock awards if there is a change in control before July 12, 2014, "In the event of a Change in Control after July 12, 2014, but prior to certification of the performance threshold, the shares of stock will become non-forfeitable." The Proponent's inclusion of these companies in its precedent list, without an indication that the proxy disclosures for such companies depart from the point the Proponent is seeking to make, is false and misleading.

The Rule 14a-8(i)(3) basis for exclusion also applies where the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. . ." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Proposal does not address the treatment of Abbott equity awards upon a change in control, other than the removal of single trigger vesting, and does not specify whether an equity grant, while not accelerated, may be replaced with a new equity award of the successor entity. While the Proposal would provide the Company's compensation committee with some discretion, such discretion is limited to providing in "an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis" upon termination of employment. If an executive's employment continues



after a change in control, the Proposal provides no guidance as to how the issuance of successor equity awards would be treated. While the tenor of the Proposal might suggest that unvested portions of an Abbott award would be forfeited without any further action, the continuation of the award on similar terms in the equity of a corporate successor appears consistent with the Proposal's underlying logic, which is to avoid automatic accelerated vesting and to adhere to the "pay for performance" philosophy. Thus, neither the shareholders in voting on the Proposal, nor the Company implementing it, could determine with reasonable certainty exactly what actions or measures would be required.

The Proposal also contains several terms and concepts that are vague and indefinite, yet it fails to sufficiently provide guidance on how such terms and concepts should be interpreted to permit its proper consideration by shareholders or proper implementation by the Company. As a result, shareholders and the Company could have different interpretations of what is required by the Proposal, and neither shareholders in voting on the Proposal nor the Company in implementing the Proposal would be able to identify with any reasonable certainty what actions would be required.

For example, "change in control" is defined inconclusively as any definition used under "any applicable employment agreement, equity incentive plan or other plan" that Abbott may have outstanding. In addition to potentially numerous differing formulations, the definition makes a general reference to sources that are outside of the Proposal. As such, shareholders will not know all of the essential elements of the Proposal upon which they are being asked to vote. Furthermore, to the extent that various documents were to define "change in control" differently, Abbott would not be able to determine what actions or measures would be required to properly implement the Proposal and the action ultimately taken by Abbott upon implementation could be significantly different from the actions envisioned by the shareholders voting on the proposal. The Staff has previously permitted exclusion of proposals that define terms by reference to outside sources and therefore fail to disclose to shareholders key definitions that are part of the proposal. In *Bank of America Corporation* (avail. Feb. 2, 2009), the Staff agreed that Bank of America could exclude a proposal that defined "independent director" by reference to the standard set by the Council of Institutional Investors, even when the proposal also provided a brief summary of that standard. Similarly, JPMorgan was able to obtain Staff agreement that it could exclude a proposal that defined the meaning of the phrase "grassroots lobbying communication" by reference to federal regulations defining the term. The staff concurred with JPMorgan that the proposal could be excluded under Rule 14a-8(i)(3) as vague and indefinite, noting JPMorgan's view "that the proposal does not sufficiently explain the meaning of 'grassroots lobbying communications.'" *JPMorgan Chase & Co.* (avail. Mar. 5, 2010). The Staff also concurred in *Wellpoint Inc.* (avail. Feb. 24, 2012, recon. denied March 27, 2012) that a proposal for an independent chairman could be excluded under Rule 14a-8(i)(3) as vague and indefinite because it defined independence solely with reference to NYSE listing standards.

The Proposal's use of the term "senior executive" is also particularly vague when considered in light of the Plan. Is the Proposal meant to compel plan amendments that naturally might apply to all of the Company's employees covered by the Plan, or to some small subset of employees who qualify as "senior executives?" Furthermore, is "senior executive" meant to include or apply to those persons covered by Section 16 of the Exchange Act or those persons covered by the definitions of "executive officer" and "named executive officer" under Items 401 and 402 of Regulation S-K and the related Securities Act and the Exchange Act disclosure obligations? In *General Electric Co.* (avail. Jan. 21, 2011), the Staff concurred that a proposal to modify the company's incentive compensation program



to provide for more long-term incentives could be excluded under Rule 14a-8(i)(3) as vague and misleading because it was unclear how the proposal would actually operate given the company's existing compensation plans, and because the proposal included vague terms relating to how it would operate in practice. As in *General Electric Co.*, the Proposal is unclear how the proposal would actually operate under Abbott's existing Plan.

The Staff has repeatedly permitted exclusion of proposals that were sufficiently vague and indefinite that the company and its shareholders would be unable to determine what the proposal entails or might interpret the proposal differently. For example, in *Fuqua Industries, Inc.* (avail. Mar. 12, 1991), the Staff concluded that a shareholder proposal may be excluded where the company and the shareholders could interpret the proposal differently such that "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." See also *Motorola, Inc.* (avail. Jan. 12, 2011) (allowing exclusion of a proposal requesting that the board negotiate "with senior executives to request that they relinquish...preexisting executive pay rights" as vague and indefinite because "the proposal [did] not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Prudential Financial, Inc.* (avail. Feb. 16, 2007) (allowing exclusion of a proposal urging the board to seek shareholder approval for certain senior management incentive compensation programs because the proposal failed to define key terms and was subject to differing interpretations); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (allowing exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance" where the proposal did not specify what was meant by "improved corporate governance" such that shareholders might not know precisely what they were voting either for or against); and *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) (quoting an SEC opinion in the matter: "it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. . . .We therefore did not feel that we would compel the company to include the proposal in its present form in its proxy statement.").

We are aware that the Staff recently denied a request by Walgreen Co. to exclude a substantially similar proposal from its proxy materials. See *Walgreen Co.* (avail. Oct. 4, 2012). However, we believe that we present new considerations and a different set of facts than those presented in *Walgreen Co.*

Based on the above, the Proposal is materially false and misleading in violation of the proxy rules and may be omitted form Abbott's 2013 proxy materials.

[*Remainder of page intentionally left blank*]



III. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2013 proxy materials.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2013 proxy materials, please contact me by phone at 847.938.3591 or via e-mail at John.Berry@abbott.com, or Jessica Paik by phone at 847.937.5550 or via email at Jessica.Paik@abbott.com. We may also be reached by facsimile at 847.938.9492. We would appreciate it if you would send your response to us via email or by facsimile. The Proponent may be reached by phone at 312.612.8452.

Very truly yours,

John A. Berry
Abbott Laboratories
Divisional Vice President,
Associate General Counsel,
and Assistant Secretary

Enclosures

cc: Greg A. Kinczewski
Vice President/General Counsel
Marco Consulting Group Trust
550 W. Washington Blvd, Suite 900
Chicago, IL 60661

Exhibit A

Proposal

RESOLVED: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee (the "Committee") may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

SUPPORTING STATEMENT

Abbott Laboratories (the "Company") allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices may permit windfall awards that have nothing to do with a senior executive's performance.

According to last year's proxy statement, a change in control at the end of the 2011 fiscal year could have accelerated the vesting of $56 million worth of equity awards to Abbott Laboratories' five senior executives, with the Chairman and CEO, Mr. White, entitled to $26 million.

In this regard, we note that the Company's stock programs use a "single trigger" mechanism for equity awards, meaning executives are entitled to receive the accelerated vesting of awards in a change in control as defined in the plan or agreement. Executives are eligible for the additional severance payments under a "modified single trigger" basis, whereby there must be a change in control and the executives terminate employment for any reason during the thirty-day window period which begins six months after the date of a change in control.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Committee.

Other major corporations, including Apple, Chevron, Dell, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards.

We urge you to vote FOR this proposal.

Exhibit B

Additional Correspondence with Proponent

Klein, Amy B

From: Moore, Debra E
Sent: Wednesday, November 07, 2012 2:52 PM
To: Berry, John A; Thomas, John B; Brotz, Melissa D; White, Miles D; Fussell, Stephen R; Scrogham, Steven L; Freyman, Thomas C
Subject: Shareholder Proposal
Attachments: 20121107091007958.pdf

Marco Consulting Group Trust

Attached please find the Marco Consulting Group Trust I's shareholder proposal for Abbott's 2012 annual meeting.

By cc I'm directing our custodian to send you a letter verifying the Trust's continuous ownership of at least $2,000 for the prior year.

Please contact me with any questions.

Greg A. Kinczewski
Vice President / General Counsel
550 W Washington Blvd, Suite 900
Chicago, IL 60661-2703

T: (312) 612-8452
F: (312) 575-9840
kinczewski@marcoconsulting.com



November 7, 2012

BY REGULAR MAIL AND EMAIL
Julie.ferguson@abbott.com

Ms. Laura J. Schumacher
Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

RE: Marco Consulting Group Trust I

Dear Ms. Schumacher:

As the duly authorized representative of the Marco Consulting Group Trust I (the "Trust"), I write to give notice that pursuant to the 2012 proxy statement of Abbott Laboratories (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Trust's custodian documenting the Trust's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Trust also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to me. My email is kinczewski@marcoconsulting.com and my direct line is 312-612-8452

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

Enclosure

RESOLVED: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee (the "Committee") may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

SUPPORTING STATEMENT

Abbott Laboratories (the "Company") allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices may permit windfall awards that have nothing to do with a senior executive's performance.

According to last year's proxy statement, a change in control at the end of the 2011 fiscal year could have accelerated the vesting of $56 million worth of equity awards to Abbott Laboratories' five senior executives, with the Chairman and CEO, Mr. White, entitled to $26 million.

In this regard, we note that the Company's stock programs use a "single trigger" mechanism for equity awards, meaning executives are entitled to receive the accelerated vesting of awards in a change in control as defined in the plan or agreement. Executives are eligible for the additional severance payments under a "modified single trigger" basis, whereby there must be a change in control and the executives terminate employment for any reason during the thirty-day window period which begins six months after the date of a change in control.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Committee.

Other major corporations, including Apple, Chevron, Dell, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards.

We urge you to vote FOR this proposal.



THE BANK OF NEW YORK MELLON

November 8, 2012

BY REGULAR MAIL AND EMAIL
Debby.moore@abbott.com

Ms. Laura J. Schumacher
Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400

RE: Marco Consulting Group Trust I

Dear Ms. Schumacher:

The Bank of New York Mellon, as custodian of the Marco Consulting Group Trust I, is writing this to verify that as of the close of business November 7, 2012 the Fund held 37,577 shares of Abbott Laboratories ("Company") stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. and continues to hold them as of the date of this letter. The Fund has held at least 12,090 shares of your Company continuously since November 1, 2011.

If there are any other questions or concerns regarding this matter, please feel free to contact me at (412) 234-3902 or via email at Jennifer.l.may@bnymellon.com.

Sincerely,



Jennifer L. May
Vice President
The Bank of New York Mellon

Paik, Jessica

From: Paik, Jessica
Sent: Monday, November 12, 2012 10:13 AM
To: 'kinczewski@marcoconsulting.com'
Cc: Amy Klein (amy.klein@abbott.com)
Subject: Abbott Shareholder Proposal
Attachments: Marco Consulting Acknolwedgment Letter.PDF

Dear Mr. Kinczewski,

Please find attached for your records a copy of the letter acknowledging Abbott's receipt of the shareholder proposal submitted by the Marco Consulting Group Trust I on November 7, 2012. The original letter is being sent to your attention via Federal Express.

Kind regards,

Jessica Paik

Jessica H. Paik
Senior Counsel,
Securities & Benefits

Abbott Laboratories
100 Abbott Park Road
Bldg. AP6C-1N / Dept. 32L
Abbott Park, IL 60064-6092

Tel: (847) 937-5550
Fax: (847) 938-9492
jessica.paik@abbott.com



Abbott
A Promise for Life

Jessica H. Paik
Senior Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

Tel: (847) 937-5550
Fax: (847) 938-9492
E-mail: jessica.paik@abbott.com



November 12, 2012

Via Federal Express & Email

Mr. Greg A. Kinczweski
Vice President/General Counsel
Marco Consulting Group Trust
50 W. Washington Blvd
Suite 900
Chicago, IL 60661-2703

Dear Mr. Kinczewski:

This letter acknowledges timely receipt of your shareholder proposal and proof of stock ownership. Our 2013 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 26, 2013.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Jessica H. Paik

cc: John A. Berry

928332v1


Abbott
A Promise for Life